A14 3/23/2004

CM 3/23

SEC[illegible] 04017511 [illegible]OMMISSION
[illegible]ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FARMERS FINANCIAL SOLUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2423 GALENA AVENUE
(No. and Street)

SIMI VALLEY (City) CALIFORNIA (State) 93065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON ARIMA (805) 306-3430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name – *if individual, state last, first, middle name*)

350 SOUTH GRAND AVENUE (Address) LOS ANGELES (City) CALIFORNIA (State) 90071 (Zip Code)

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A14 3/23/2004

OATH OR AFFIRMATION

I, BARDEA HUPPERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARMERS FINANCIAL SOLUTIONS, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

AZIE A. AVANIAN
Commission # 1267237
Notary Public - California
Los Angeles County
My Comm. Expires Jun 12, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

Statement of Financial Condition

December 31, 2003

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los-Angeles } ss.

On 2/20/2004 (Date), before me, Azie Avanian - Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared Bardea C. Huppert (Name(s) of Signer(s)),

☒ personally known to me

☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

AZIE A. AVANIAN
Commission # 1267237
Notary Public - California
Los Angeles County
My Comm. Expires Jun 12, 2004

Place Notary Seal Above

WITNESS my hand and official seal.

[signature]

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer

Signer's Name: ____________________

☐ Individual

☐ Corporate Officer — Title(s): ____________________

☐ Partner — ☐ Limited ☐ General

☐ Attorney in Fact

☐ Trustee

☐ Guardian or Conservator

☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER

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Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Auditors

To the Board of Directors and Member of
Farmers Financial Solutions, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Farmers Financial Solutions, LLC (a wholly owned subsidiary of FFS Holdings, LLC) (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 8,877,714
Commissions receivable	1,734,907
Total assets	$ 10,612,621
Liabilities and Member's Capital	
Liabilities	
Commissions payable	$ 1,735,808
Payable to FFS Holding, LLC	467,593
Total liabilities	2,203,401
Member's capital	8,409,220
Total liabilities and member's capital	$ 10,612,621

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Background
Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance Company ("Mid-Century"), which is a member of the Farmers Property and Casualty Group (the "P&C Group"), which is comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), various stock insurance subsidiary companies, Farmers Texas County Mutual Insurance Company, and Farmers Reinsurance Company ("Farmers Re"). The P&C Group's policies are marketed through its captive agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the P&C Group. Except for Farmers Re, the members of the P&C Group are not owned in whole or in part by FGI. FGI is owned by Zurich Financial Services ("Zurich"), a Swiss company headquartered in Zurich.

Nature of Operations
The Company functions as the broker-dealer for the captive agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and FIE, Fire, and Truck. The Company is the distributor of variable annuity contracts and variable life insurance contracts issued by Farmers Life and mutual funds sponsored by nonaffiliates.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
The Company invests certain cash balances in money market funds. Management considers these investments to be cash equivalents for the purposes of these financial statements. These investments are carried at cost, which approximates fair value.

Securities Transactions
All securities transactions for the account of the Company and its customers are executed and cleared by other broker-dealers. Commission revenue and expenses on the sale of variable annuities and securities for the Company's customers are recorded on a trade-date basis. Commission revenue and expenses on the sale of variable life insurance are recorded when the policy is issued.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2003, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or dividend distribution by or to the Parent. For the year ended December 31, 2003, the Company recorded a capital contribution in the amount of $1,414,000 related to the current year tax liability. There were no deferred tax assets or liabilities as of December 31, 2003.

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions With Affiliates and FGI

The Parent provides management, general and administrative services to the Company. During the period January 1, 2003 through November 26, 2003, the Parent did not charge the Company a management fee or otherwise seek reimbursement from the Company for the cost of these services.

The Company executed an Administrative Service and Expense Sharing Agreement (the "Agreement") with the Parent dated November 27, 2003. Effective November 27, 2003, the Company will reimburse the Parent for costs incurred by the Parent to provide management and administrative services under the Agreement. At December 31, 2003, $467,593 was payable to the Parent for these services. This amount was paid subsequent to year end.

The employees of FGI, assigned to the Company, are covered under FGI's benefit plans.

The Company has entered into a sales agreement with Farmers Life to act as distributors for the sale of variable annuity and variable life insurance contracts issued by Farmers Life.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2003, the Company had net capital of $7,339,084, which was $7,089,084 in excess of the amount required.